

19005693



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-67143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** AND ENDING **December 31, 2018**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Gar Wood Securities, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM ID NO.

4355 Weaver Parkway, Suite 320
(No. and Street)

Warrenville	Illinois	60555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey   (312) 566-0741
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
                    (Name - if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 Chicago	Illinois	60604
(Address) (City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Dennis R. Gerecke, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC** as of **December 31, 2018,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

EVP, Chief Operations Officer
_____
Title

_____
Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

  Statement of Financial Condition   2

  Notes to Financial Statements   3-8

Report of Independent Registered Public Accounting Firm on Review of Exemption Report   9

Gar Wood Securities, LLC Exemption Report   10



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Gar Wood Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gar Wood Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gar Wood Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Gar Wood Securities, LLC's auditor since 2013.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2019

1

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	749,500
Due from brokers	$	524,434
Commissions receivable	$	33,216
Receivables from affiliates	$	1,335
Other assets	$	18,553
Total assets	$	1,327,038
Liabilities and Members' Capital		
Commissions payable	$	236,659
Floor brokerage, exchange, and clearing fees payable	$	34,539
Accounts payable and accrued expenses	$	254,247
	$	525,445
Members' Capital	$	801,593
Total liabilities and members' capital	$	1,327,038

The accompanying notes are an integral part of these financial statements.

Note 1.   Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood or the Company) is a Delaware limited liability company established on February 20, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as a non-guaranteed introducing broker. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients through the Company's clearing brokers. Gar Wood specializes in supporting its associated persons on an independent contractor basis and focuses on providing a boutique prime brokerage service to clients including start-up and emerging hedge funds and professional traders. Gar Wood is headquartered in Warrenville, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers, maintains, and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and are recorded on the accrual basis. Commission revenue and related clearing expenses on futures contracts are recorded on a half turn basis which is the date when the futures contract positions are open or closed.

Interest income and expense is recognized under the accrual basis.

Receivables and allowance for doubtful accounts: Commissions receivable are stated at the amount management expects to collect from securities transactions. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.* Securities transactions and related revenue and expenses are recorded on a trade-date basis. The resulting change in unrealized appreciation and depreciation on securities owned are reflected in the statement of operations.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Note 2. Fair Value Measurement and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Gar Wood Securities, LLC

Notes to Financial Statements

Note 2. Fair Value Measurement and Disclosures (Continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The company held no assets requiring disclosure under FASB ASC 820 at December 31, 2018.

Note 3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission Income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral Fees. The Company refers customers into private placements of non-public offerings on an initial issuance or resale of previously issued securities. These transactions are typically limited to sophisticated investors and generally are not registered with the SEC. The Company obtains significant documentation and derives a referral fee upon the completion of the subscription, customer payment of the funds and meeting the terms of the private offering. The Company believes that the performance obligation is satisfied at the time all of these conditions are met.

The Company had receivables arising from the transactions of $447,625 and $592,904 at December 31, 2018 and December 31, 2017, respectively.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2018 consist of cash deposits of $110,025 and commission receivables of $414,409.

Note 5. Related-Party Transactions

Receivables from affiliates

At December 31, 2018, receivables from affiliates represents amounts loaned to a registered broker member. The loan balance at the end of December 31, 2018, is $1,335.

Management Fee

Pursuant to the Company's operating agreement, Class A members are entitled to receive management fees for services provided to the Company. The management fees are payable to either the individual Class A member or to GW Capital Management LLC, an affiliate of one of the Class A members. Both Class A members are FINRA registered principals. The management fee for the year ended December 31, 2018, was $1,142,800.

Gar Wood Securities, LLC

Notes to Financial Statements

Note 6. Commitments

The Company leases one office space under a lease arrangement which expires on March 31, 2019. Rent expense for the year ended December 31, 2018, was $37,854 and is included in the *Occupancy* expense line item on the Statement of Operations. At December 31, 2018, the aggregate minimum annual rental commitment, exclusive of additional payments that may be required for certain increases in operating and maintenance costs under these leases are approximately as listed as follows:

Year Ending December 31, 2018	Annual Commitment
2019	$ 12,513

Note 7. New Accounting Pronouncements

The Company will recognize leases in accordance with the FASB Accounting Standards Codification ("FASB ASC") Topic 842 Leases for fiscal years beginning after December 15, 2018. That guidance was amended to require public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The standard effective for the Company's fiscal year begins January 1, 2019 which is different than the effective date for nonpublic business entities. Management believe the impact of the amendment to Topic 842 will have no material impact on its statement of financial condition.

Note 8. Soft Dollar

The Company has entered into various soft dollar arrangements wherein research and other expenses are paid by the Company on behalf of the introduced business. For the services provided, the Company receives an increased commission rate per the arrangement.

In accordance with FASB ASC 940-20-25-3, the Company analyzes both the commission income generated from the soft-dollar arrangements and the research provided to determine if an accrual of a liability or a prepaid asset for the deferral of the soft dollar expense exists at year-end. At December 31, 2018, soft dollars liability was $175,090.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company's cash balance at the end of December 31, 2018 exceeded the balance insured by the FDIC by $499,500. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

Gar Wood Securities, LLC

Notes to Financial Statements

Note 10.   Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11.   Members' Capital

Members' capital consists of six classes of members, Class A, B, C, D, E and F. As of December 31, 2018, Class A members' capital totaled $528,036, Class B members' capital totaled $110,651, Class C members' totaled $0, Class D members' totaled $0, Class E members' capital totaled $0 and Class F members' capital totaled $162,906.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest or membership percentage of each Class A or B member. Individual members' liability is limited to their capital.

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class A and Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement.

Class D members are entitled to an allocation of a Preferred Return based upon the federal funds interest rate minus fifty (50) basis points.

Class E and F members are entitled to a guaranteed preferred return based upon the member balance. They are not entitled to any profit or loss allocation.

Additionally, Class C, D, E and F members have no voting rights.

Note 12.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $774,660, which was $729,660 in excess of its required net capital of $45,000. At December 31, 2018, the Company's net capital ratio was 6.78 to 1.

Note 12.   Net Capital Requirements (Continued)

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per office including the main office. At December 31, 2018, the Company's net capital of $774,660 exceeded the required net capital under Regulation 1.17 by $729,660. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Note 13.   Pending Litigation

The Company along with a number of other brokers-dealers has been named as co-defendants in an action filed by Chart Trading Development, LLC, who alleged patent infringement using Interactive Brokers Trader Work Station. Interactive Brokers has informed the Company on this litigation and is expected to pay for the associated legal representation. The final outcome of this matter cannot be determined at this time due to the early stages of this action. On September 18, 2017 WSGR informed us all of the patents that were asserted in the CTD litigation have been invalidated by the PTAB (the Patent Trial and Appeal Board) and the district court has closed the case. On October 24, 2017, WSGR advised Gar Wood the Patentee did not request a rehearing but they filed a notice of appeal for the '190 and '611 patents. Note: on September 13, 2018, WSGR provided the following update: "Briefing in Chart Trading's CBM appeal was completed in early June. They appealed aspects of the CBMs covering the '190 and '611 patents. We are currently waiting for oral argument before the Federal Circuit to be scheduled. Our best guess at this point is the court may set argument in the December-February timeframe and that a decision could be issued between zero to six months after oral argument."

On May 16, 2018, Gar Wood was named as a respondent to an arbitration case involving a former client. The client authorized a third party to have limited trading authority over her account and subsequently incurred approximately $120,000 in trading losses. The claimant alleges that our registered representative induced her into using the third party and distributed materials representing that such third party managed over $10 million with annualized returns of 312%. She is seeking unspecified compensatory damages, attorney's fees and punitive damages. On June 28, 2018, Gar Wood's legal counsel responded to the Statement of Claim refuting what we believe are false allegations and exaggerations. The arbitration hearing is scheduled for April 8-12, 2019.

Note 14.   Retirement Plan

The Company offers its employees a 401(k) plan. Individual employee contributions are at the discretion of the employee. There is no company match offered.

Note 15.   Subsequent Events

The Company's management has evaluated events and transactions through February 19, 2019, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Gar Wood Securities, LLC

We have reviewed management's statements, included in the accompanying Gar Wood Securities, LLC Exemption Report, in which (1) Gar Wood Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2019



Securities LLC

Gar Wood Securities, LLC Exemption Report

Gar Wood Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

<u>Gar Wood Securities, LLC</u>

I, Dennis R. Gerecke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Executive Vice President
         February 19, 2019

4355 Weaver Parkway • Suite 320 • Warrenville, Illinois 60555
P: 312.566.0740 • F: 312.566.0750 • www.garwoodsecurities.net
Member FINRA - SIPC - NFA